SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Thomson Group

THOMSON UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated statements of operations

2

Unaudited interim consolidated balance sheets

3

Unaudited interim consolidated statements of cash flows

5

Unaudited interim consolidated statements of recognized income and expense

6

Notes to the interim condensed consolidated financial statements

1

General information

7

2

Summary of significant accounting policies

7

3

Bridge with financial statements released as of June 30, 2007 and December 31, 2007

11

4

Significant changes in the scope of consolidation

13

5

Information by business segments

14

6

Selling and administrative expenses and other income (expense)

17

7

Research and development expenses

18

8

Net finance costs

18

9

Income tax

18

10

Discontinued operations

19

11

Property, plant and equipment

20

12

Goodwill and other intangible assets

21

13

Investments and available-for-sale financial assets

21

14

Inventories

22

15

Cash and cash equivalents

22

16

Shareholders’ equity

23

17

Derivative financial instruments

25

18

Borrowings

26

19

Retirement benefits obligations

27

20

Provisions for restructuring and other charges

28

21

Share based payments

29

22

Earnings per share

30

23

Additional information on the consolidated statements of cash flows

31

24

Contractual obligations and commercial commitments

32

25

Contingencies

34

26

Related party transactions

39

27

Subsequent events

39

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended		Year ended
(€ in millions)	Note	June 30, 2008 Unaudited	June 30, 2007 Unaudited (1)	December 31, 2007 Audited (1)
Continuing operations:
Revenues		2,202	2,589	5,539
Cost of sales		(1,740)	(2,016)	(4,252)

Gross margin		462	573	1,287

Selling and administrative expenses	(6)	(301)	(336)	(685)
Other income (expense)	(6)	(45)	21	29
Research and development expenses	(7)	(122)	(130)	(253)

Profit (Loss) from continuing operations before tax and net finance costs		(6)	128	378

Interest income		11	9	19
Interest expense		(53)	(59)	(120)
Other financial income (expense)		(40)	8	(2)
Net finance costs	(8)	(82)	(42)	(103)

Share of profit (loss) from associates		(1)	-	1
Income tax	(9)	(20)	(15)	(27)
Profit (Loss) from continuing operations		(109)	71	249

Discontinued operations:
Loss from discontinued operations - net	(10)	(73)	(91)	(272)

Net income (loss)		(182)	(20)	(23)
Attributable to:
- Equity Holders		(182)	(20)	(23)
- Minority interests		-	-	-

		Six months ended		Year ended December 31, 2007 Audited
(in euro, except number of shares)		June 30, 2008 Unaudited	June 30, 2007 Unaudited
Weighted average number of shares outstanding (basic net of treasury stock)		262,940,199	262,382,585	262,787,361

Earnings per share from continuing operations	(22)
- basic		(0.41)	0.24	0.88
- diluted		(0.41)	0.19	0.75
Earnings per share from discontinued operations
- basic		(0.28)	(0.35)	(1.04)
- diluted		(0.28)	(0.32)	(0.94)
Total earnings per share
- basic (2)		(0.69)	(0.11)	(0.16)
- diluted (2)		(0.69)	(0.13)	(0.19)

(1)

See Note 3 ”Bridge with financial statements released as of June 30, 2007 and as of December 31, 2007”.

(2)

The dividends on the subordinated perpetual notes (even though they do not impact the net result) are taken as a reduction of earnings when they are due for the purpose of earnings per share calculation. For June 30, 2008 no dividend is included in the computation because Thomson has no present payment obligation at the closing date.

The notes on pages 7 to 39 are an integral part of these interim condensed consolidated financial statements.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2008 unaudited	December 31, 2007 Audited

ASSETS

Non-current assets:
Property, plant and equipment	(11)	632	693
Goodwill	(12)	1,570	1,645
Other intangible assets	(12)	846	938
Investments in associates		8	10
Investments and available-for-sale financial assets	(13)	119	397
Derivative financial instruments	(17)	15	16
Contract advances		113	122
Deferred tax assets	(9)	479	503
Other non-current assets		51	120

Total non-current assets		3,833	4,444

Current assets:
Inventories	(14)	310	332
Trade accounts and notes receivable		650	918
Current accounts with associates and joint-ventures		5	12
Derivative financial instruments	(17)	19	17
Other current assets		502	474
Cash and cash equivalents	(15)	665	572
Assets classified as held for sale	(10)	39	1

Total current assets		2,190	2,326

Total assets		6,023	6,770

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2008 unaudited	December 31, 2007 audited
EQUITY AND LIABILITIES

Shareholders’ equity:	(16)
Common stock (269,890,028 shares as of June 30, 2008 with nominal value of €3.75 per share)		1,012	1,012
Treasury shares		(159)	(154)
Additional paid in capital		1,539	1,539
Subordinated perpetual notes		500	500
Other reserves		51	282
Retained earnings (accumulated deficit)		(1,116)	(932)
Cumulative translation adjustment		(290)	(202)

Shareholders’ equity		1,537	2,045

Minority interests		4	10

Total equity		1,541	2,055

Non-current liabilities:
Borrowings	(18)	939	1,078
Retirement benefits obligations	(19)	317	352
Restructuring provisions	(20)	24	25
Derivative financial instruments	(17)	12	11
Other provisions	(20)	32	50
Deferred tax liabilities	(9)	183	204
Other non-current liabilities		67	59

Total non-current liabilities		1,574	1,779

Current liabilities :
Borrowings	(18)	1,041	745
Derivative financial instruments	(17)	34	35
Retirement benefits obligations	(19)	49	51
Restructuring provisions	(20)	88	75
Other provisions	(20)	82	89
Trade accounts and notes payable		910	1,160
Accrued employee expenses		155	168
Income tax payable		23	58
Other current liabilities		511	547
Payables on acquisition of companies		-	7
Liabilities classified as held for sale	(10)	15	1

Total current liabilities		2,908	2,936
Total liabilities		4,482	4,715

Total equity and liabilities		6,023	6,770

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended		Year ended
(€ in millions)	Note	June 30, 2008 unaudited	June 30, 2007 Unaudited (1)	December 31, 2007 (audited) (1)
Net income (loss)		(182)	(20)	(23)
Loss from discontinued operations		(73)	(91)	(272)
Profit (loss) from continuing operations		(109)	71	249
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization		169	190	377
Impairment of assets		10	4	20
Net changes in provisions		3	(62)	(130)
(Profit) / loss on asset sales		-	(46)	(55)
Interest (Income) and Expense	(8)	42	50	99
Other (including tax)		43	6	17
Changes in working capital and other assets and liabilities		(5)	(173)	57
Cash generated from continuing operations		153	40	634
Interest paid		(29)	(56)	(95)
Interest received		13	7	12
Income tax paid		(4)	(27)	(69)
Net operating cash (used in) / generated from continuing operations		133	(36)	482
Net operating cash used in discontinued operations	(23)	(114)	(138)	(201)
Net cash (used in) / provided by operating activities (I)		19	(174)	281

Acquisition of subsidiaries, associates and investments, net of cash acquired	(23)	(14)	(21)	(51)
Net proceeds from sale of investments	(13)	9	20	42
Purchases of property, plant and equipment (PPE)		(83)	(80)	(175)
Proceeds from sale of PPE		2	45	111
Purchases of intangible assets including capitalization of development costs		(47)	(44)	(89)
Loans (granted to) / reimbursed by third parties		1	-	-
Net investing cash used in continuing operations		(132)	(80)	(162)
Net investing cash (used in) / generated from discontinued operations	(23)	(13)	20	23
Net cash used in investing activities (II)		(145)	(60)	(139)

Purchases of treasury shares and others		-	(2)	(7)
Proceeds from borrowings		500	91	162
Repayments of borrowings		(247)	(423)	(898)
Dividends and distribution paid to Group’s shareholders		-	-	(117)
Net financing cash (used in) / generated from continuing operations		253	(334)	(860)
Net financing cash (used in) / generated from discontinued operations	(23)	-	2	(1)
Net cash (used in) / provided by financing activities (III)		253	(332)	(861)

Net (decrease) / increase in cash and cash equivalents (I+II+III)		127	(566)	(719)
Cash and cash equivalents at beginning of period		572	1,311	1,311
Exchange gains/(losses) on cash and cash equivalents		(34)	4	(20)
Cash and cash equivalents at end of period		665	749	572
(1) See Note 3 ” Bridge with financial statements released as of June 30, 2007 and as of December 31, 2007”.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

	Six months ended		Year ended December 31, 2007 audited
(€ in millions)	June 30, 2008 unaudited	June 30, 2007 unaudited
Net income (loss) for the period	(182)	(20)	(23)

Recognition of actuarial gains and losses in equity, gross of tax	12	44	55
Fair value gains (losses), gross of tax
- on available-for-sale financial assets	(247)	(4)	152
- on cash flow hedges	(5)	5	6
Currency translation adjustments	(89)	(18)	(148)
Tax effect	3	- (*)	(1)
Total income and expense recognized directly in equity	(326)	27	64
Total recognized income and expense for the period	(508)	7	41
Attributable to
- Equity holders of the parent	(502)	7	38
- Minority interests	(6)	-	3
(*) No tax effect due to the overall tax loss position of the Group

.

Consolidated statements of changes in equity is disclosed in Note 16.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1

 GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Thomson’s activities are organized into three principal Divisions: Technology, Systems, and Services. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual “Other” activities. In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

Thomson’s revenues across its divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the year-end holidays. The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and net finance costs) driven by the fact that costs are spread more evenly than sales over the year.

The interim condensed consolidated financial statements have been approved by the Board of Directors of Thomson S.A. and authorized for issuance on July 23, 2008.

2

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as of June 30, 2008 and approved by the European Union as of July 23, 2008, which include IAS 34 “Interim Financial Reporting” and in accordance with IFRS as issued by the IASB and effective as of June 30, 2008.  These interim condensed consolidated financial statements should be read in conjunction with the 2007 annual IFRS consolidated financial statements.

The standards approved by the European Union are available on the following web site: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual IFRS consolidated financial statements for the year ended December 31, 2007 and described in Note 2 to our 2007 annual IFRS consolidated financial statements, which are an integral part of the 2007 Group’s Annual Report. The following interpretations applicable from January 1, 2008, but not yet approved by the European Union, have not been applied by anticipation and are described below:

New standard or interpretation	Main provisions
IFRIC 11, IFRS 2: Group and Treasury Share Transactions

IFRIC 11 provides guidance on applying IFRS 2 in the individual entities’ financial statements and clarifies the treatment in the following circumstance:

Share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation shall always be accounted for as equity-settled share-based payment transactions.

IFRIC 12, Service Concession Arrangements	IFRIC 12 addresses the treatment of service concession arrangements.
IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits.

The above interpretations have no impact, except with regard to IFRIC 14, IAS 19 which Thomson is currently assessing but does not expect any material impact. The impacts of current IFRS and IFRIC projects are not anticipated in these condensed consolidated financial statements.

All figures are presented in millions of euro unless otherwise stated.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

2.2

Critical accounting estimates and judgements

Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates, while different assumptions or conditions may yield different results.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key assumptions retained were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2007 except for the main following estimates that have been reassessed as of June 30, 2008:

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

As of June 30, 2008, the Group recognized depreciation expense amounting to € 82 million related to tangible assets and amortization expense of € 71 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of June 30, 2008, the net carrying amount of PPE and intangible assets with finite useful lives amounted to € 632 million and € 620 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Deferred tax

Management judgment is required to determine the extent to which deferred tax assets can be recognized. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. As of June 30, 2008, we have considered tax-planning in assessing whether deferred tax assets should be recognized. As of June 30, 2008, the Group has € 183 million deferred tax liabilities and € 479 million of deferred tax assets reflecting management’s estimates.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to € 45 million at inception. At June 30, 2008 there was no change in the fair value compared to December 31, 2007 and thus no gain or loss was taken. In 2007, the change in fair value required Thomson to recognize a net non cash financial gain amounting to € 37 million (comprising a gain of € 34 million and a foreign exchange gain of € 3 million).

Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and in particular in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner.

Impairment tests of goodwill and intangible assets with indefinite useful lives

We review, at least annually and more frequently where there are indicators of impairment, goodwill and other indefinite-lived intangible assets for impairment. Such review requires management to make significant judgments and estimates.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. The assumptions used by the Group for the determination of the recoverable amount are described in Note 13 of 2007 Consolidated Financial statements.

As of June 30, 2008 the net book value of goodwill and indefinite-lived intangible assets amounted to € 1,570 million and € 226 million, respectively.

At the end of June 30, 2008 the carrying value of the net assets of Thomson was higher than its market capitalization, which may be an indicator of impairment under IAS 36. Thomson had therefore considered the recoverable amount of those cash generating units which had a lower than expected economic performance during the first semester of 2008. This review did not indicate the need for any impairment charge with respect of these assets.

In addition, based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 25 for a description of the significant legal proceedings and contingencies.

2.3

Financial risk management

The Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2007.

2.4

Translation of foreign currency transactions

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	Six months ended June 30, 2008		Six months ended June 30, 2007		Year ended December 31, 2007
	Closing rate	Average rate	Closing Rate	Average rate	Closing Rate	Average Rate
US dollar (US$)	0.6325	0.6493	0.7437	0.7515	0.6798	0.7268
Pound sterling (GBP)	1.2618	1.2862	1.4890	1.4851	1.3610	1.4566

The average rate is determined by taking the average of the month-end closing rates for the period, unless such method results in a material distortion.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3

BRIDGE WITH FINANCIAL STATEMENTS RELEASED AS OF JUNE 30, 2007 AND DECEMBER 31, 2007

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of June 30, 2008. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to June 30, 2007:

•

In the second half of 2007, the remaining activities linked to the Tubes and Display businesses located in France and in Mexico have been stopped;

Collateral to the end of the Audio-Video and Accessories business in Europe, the Aftersales Europe business was sold on April 1, 2008;

•

In the first half of 2008, the Board decided to discontinue the Silicon Solutions business (named Thomson Silicon Solutions “TSS”). This business included the Group’s Remote control activity which was stopped in the course of the first half of 2008, the Tuner activity which is in the process of being sold in the second half of the year to a joint venture over which Thomson will not have control and the integrated circuits design and sales activity, which is ceasing as of June 30, 2008.

3.1

Bridge for June 30, 2007 income statement

(€ in millions)	Six months ended June 30, 2007 (released in 2007)	IFRS 5	Six months ended June 30, 2007 (released in 2008)
Continuing operations
Revenues	2,651	(62)	2,589
Cost of sales	(2,069)	53	(2,016)
Gross margin	582	(9)	573
Selling and administrative expenses	(348)	12	(336)
Other income (expense)	18	3	21
Research and development expenses	(151)	21	(130)

Profit from continuing operations before tax and net finance costs	101	27	128

Net finance costs	(40)	(2)	(42)

Share of income (loss) from associates	-	-	-

Income tax	(15)	-	(15)

Profit from continuing operations	46	25	71

Discontinued operations
Loss from discontinued operations – net	(66)	(25)	(91)

Loss	(20)	-	(20)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.2

 Bridge for December 31, 2007 income statement

(€ in millions)	Year ended December 31, 2007 (released in 2007)	IFRS 5	Year ended December 31, 2007 (released in 2008)
Continuing operations:
Revenues	5,630	(91)	5,539
Cost of sales	(4,325)	73	(4,252)
Gross margin	1,305	(18)	1,287
Selling and administrative expenses	(698)	13	(685)
Other income (expense)	30	(1)	29
Research and development expenses	(288)	35	(253)
Profit from continuing operations before tax and net finance costs	349	29	378
Net finance costs	(105)	2	(103)
Share of income (loss) from associates	1	-	1
Income Tax	(27)	-	(27)
Profit from continuing operations	218	31	249
Discontinued operations:
Loss from discontinued operations – net	(241)	(31)	(272)
Loss	(23)	-	(23)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.3

Bridge for June 30, 2007 and December 31, 2007 statements of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to figures published in year 2007 are the following:

(€ in millions)	Six months ended June 30, 2007	Year ended December 31, 2007
Loss from discontinued operations	(25)	(31)
Profit from continuing operations	25	31
Net operating cash generated from continuing operations	26	23
Net operating cash used in discontinued operations	(26)	(23)
Net cash from operating activities (I)	-	-
Net investing cash generated from / (used in) continuing operations	7	11
Net investing cash generated from / (used in) discontinued operations	(7)	(11)
Net cash used in investing activities (II)	-	-
Net financing cash generated from continuing operations	-	-
Net financing cash generated from / (used in) discontinued operations	-	-
Net cash (used in) / provided by financing activities (III)	-	-

4

SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

Changes in the first semester 2008

(a) Main acquisitions and business combinations

There is no significant acquisition during the first semester 2008.

(b) Main disposals

 There is no significant disposal during the first semester 2008.

Changes in 2007

(a) Main acquisitions and business combinations

•

On December 18, 2006, Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £ 4 million (equivalent to € 7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Services Division.

•

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$ 16 million (equivalent to € 12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company has been fully consolidated since June 25, 2002.

•

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of € 3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company has been fully consolidated since October 27, 2004.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm for US$ 5 million paid in cash (equivalent to € 4 million at the date of transaction). Since then the company has been consolidated and included in the Services Division.

•

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced application delivery network and digital media services provider mainly over IP networks, for a consideration of US$ 13 million (equivalent to € 10 million at the date of transaction). The price could reach US$ 24 million depending on some earn-out conditions to occur from 2008 to 2010. The company has been consolidated from July 30, 2007 and is included in the Services Division.

As of June 30, 2008 no fair value adjustment has arisen on transactions disclosed in December 31, 2007 consolidated financial statements.

(b) Main disposals

•

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January  29, 2007 for a price of US$ 59 million paid in cash (equivalent to € 44 million at the date of transaction), based on the level of net assets and working capital at that date.

•

On October 16, 2007, Thomson signed an agreement for the disposal of its audio-video business in the US and in the rest of the world (excluding Europe) with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of US$ 19 million paid in cash (equivalent to € 13 million at the date of transaction), based on the level of the net assets at that date.

•

On December 21, 2007, Thomson sold all the assets of Gyration Inc to Movea SA, a company specialized in motion sensing technologies.  As part of the transaction Thomson acquired a minority stake of 10.5 % in Movea.

•

On December 27, 2007, Thomson sold the Audio Video and Accessories Skymaster activities in Germany to Arques Industries for € 1. As part of the agreement, Thomson waived a debt towards the sold entity for € 33 million and recapitalized this entity with € 11 million.

5

INFORMATION BY BUSINESS SEGMENTS

Divisions

Thomson organizational and management structure is organized around three Divisions based on its Media & Entertainment (M&E) activities. The three Divisions are:

•

Technology: this Division develops and monetizes technology in the following areas:

–

Licensing of patents and trademarks,

–

Corporate Research,

–

Software & Technology Solutions: Security, Imaging and Networking Software Services.

•

Systems:

–

Broadcast & Networks Systems,

–

Access Products.

•

Services: this Division offers end-to-end management of services for our customers in the M&E industries in the following areas:

–

DVD Services : DVD and DVD-ROM replication and distribution and VoD,

–

Film and Content Services: film printing, digital cinema, post production, archiving and media asset management,

–

Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

Revenues to external customers generated by the Corporate segment correspond to services billed to trading partners.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group's remaining continuing operations are regrouped under Other.

These segments are the basis on which the Group reports its primary segment information.

The following comments are applicable to the two tables below:

-

The Technology, Systems and Services Divisions generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash income (expense)" includes mainly net variation of provisions without cash impact.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale.

-

The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale.

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of fixed assets).

-

The caption "Capital expenditure" is before the net change in debt related to capital expenditure payables (for the six months ended June 30, 2008 and 2007 amounting to € 3 million and € (7) million respectively).

-

The Other segment is run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Systems	Services	Corporate	Other	Consolidation Adjustments	Total
	Six months ended June 30, 2008
Statement of operations items
Revenues to external customers	181	1,109	906	2	4	-	2,202
Intersegment sales	5	12	-	44	37	(98)	-

Profit (loss) from continuing operations before tax and net finance costs	116	(27)	(34)	(40)	(21)	-	(6)
Out of which:
Amortization of customer relationships	-	(10)	(12)	-	-	-	(22)
Other depreciation and amortization	(6)	(47)	(92)	(2)	-	-	(147)
Other non-cash income (expenses)	(2)	(41)	(17)	(8)	(7)	-	(75)

Loss from discontinued operations	(47)	(17)	-	-	(9)	-	(73)

Balance sheet items
Assets
Operating segment assets	125	1,026	1,252	24	11	-	2,438
Goodwill	22	626	922	-	-	-	1,570
Other segment assets	133	261	358	416	57	-	1,225
Total segment assets	280	1,913	2,533	440	67	-	5,233
Interests in associates	3	1	-	-	4	-	8
Unallocated assets							782
Total consolidated assets							6,023

Liabilities
Segment liabilities	164	959	554	150	467	-	2,294
Unallocated liabilities							2,188
Total consolidated liabilities (without equity)							4,482

Other information
Capital expenditure	-	(52)	(75)	(1)	(4)	-	(132)
Capital employed	115	393	1,041	(88)	(60)	-	1,401

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Systems	Services	Corporate	Other	Consolidation Adjustments	Total
	Six months ended June 30, 2007
Statement of operations items
Revenues to external customers	223	1,263	1,091	6	6	-	2,589
Intersegment sales	6	10	-	39	25	(80)	-

Profit (loss) from continuing operations before tax and net finance costs	152	(6)	13	(41)	10	-	128
Out of which:
Amortization of customer relationships	-	(12)	(14)	-	-	-	(26)
Other depreciation and amortization	(6)	(49)	(104)	(2)	(1)	-	(162)
Other non-cash income (expenses)	(1)	(27)	(55)	(2)	33	-	(52)

Loss from discontinued operations	(16)	(67)	-	-	(8)	-	(91)

Balance sheet items
Total segment assets	400	2,135	3,044	592	133	-	6,304
Total segment liabilities	259	898	632	343 (*)	496 (*)	-	2,628

Other information
Capital expenditure	(4)	(52)	(60)	(1)	(1)	-	(118)
Capital employed	150	643	1,384	(54)	10	-	2,133
(*) For comparison reasons, pensions liabilities of TV business former employees have been reclassified from Corporate to Other for € 210 million as they related to “Other” segment.

6

SELLING AND ADMINISTRATIVE EXPENSES AND OTHER INCOME (EXPENSE)

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
Selling and marketing expenses	(138)	(144)
General and administrative expenses	(163)	(192)
Total selling and administrative expenses	(301)	(336)
Other income (expense) (1)	(45)	21

(1)

The line “Other income (expense)” includes the following elements:

(a) for 2008:

•

Restructuring expenses amounting to € 46 million and are detailed in Note 20.1.

(b) for 2007:

•

Restructuring expenses amounting to € 60 million.

•

US medical benefit curtailment gain amounting to € 47 million.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7

RESEARCH AND DEVELOPMENT EXPENSES

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
Research and development expenses, gross	(144)	(155)
Capitalized development projects	32	36
Amortization of research and development intangible assets	(18)	(21)
Subsidies	8	10
Research and development expenses, net	(122)	(130)

8

NET FINANCE COSTS

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
Interest income	11	9
Interest expense (1)	(53)	(59)
Interest expense, net	(42)	(50)

Financial component of pension plan expense	(9)	(11)
Other financial charges	(3)	(3)
Exchange profit (loss)	(14)	3
Change in fair value on financial instrument (loss)	(13)	(4)
Change in fair value of the SLP convertible debt (2)	-	20
Other	(1)	3
Other financial (expense) income, net	(40)	8

Total Net finance costs	(82)	(42)

(1)

Under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense.  The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of € 4  million for both the first half 2008 and the first half  2007.

(2)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in Net finance costs for the amount mentioned in the table above. The option value was zero both at June 30, 2008 and at December 31, 2007; given the level of the Thomson share price and the potential short-term nature of the bond, changes in the variables affecting the option value would not be expected to have a significant impact.

9

INCOME TAX

The income tax expense for the six months ended June 30, 2008 is determined using the year-end 2008 forecast effective tax rate. This rate is computed on a country-by-country basis.

The income tax charge for the six months ended June 30, 2008 amounted to € (20) million (compared to € (15) million for the six months ended June 30, 2007). The current tax charge is comprised of withholding taxes and corporate taxes in countries where the Group has no loss carryforwards, notably in the Mexico, Australia and the UK.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, Net deferred tax assets
At December 31, 2007	503	(204)	299
Changes impacting the period result	(15)	11	(4)
Other movement	(9) (*)	10 (*)	1
At June 30, 2008	479	(183)	296
(*) In 2008, this caption mainly includes currency translation adjustments.

10

DISCONTINUED OPERATIONS

For changes in the scope of discontinued operations between June 30, 2007 and June 30, 2008, see Note 3 above.

The results of the discontinued operations are as follows:

	June 30,2008			June 30, 2007
(€ in millions)	Results related to activities discontinued in 2007 (*)	Results related to the TSS business	Total	Results related to activities discontinued in 2007 (*)	Results related to the TSS business	Total
Revenues	10	36	46	237	49	286
Cost of sales	(10)	(29)	(39)	(211)	(38)	(249)
Gross Margin	-	7	7	26	11	37
Expenses other than impairment of assets	(25)	(43)	(68)	(85)	(26)	(111)
Loss on impairment of assets (1)	-	(18)	(18)	(19)	-	(19)
Gain on sale of discontinued operations	1	-	1	2	-	2
Loss from operations before tax and net finance cost	(24)	(54)	(78)	(76)	(15)	(91)
Net interest expense (2)	(1)	1	-	2	-	2
Other financial (expense) income, net	(1)	1	-	(1)	-	(1)
Income tax	-	5	5	(1)	-	(1)
Minority interests	-	-	-	-	-	-

Loss from discontinued operations	(26)	(47)	(73)	(76)	(15)	(91)

(*)

mainly corresponds to AVA business.

(1)

Corresponds to an impairment to record tangible and intangible assets at their fair value less costs to sell.

(2)

Including no interest gain for the six months ended June 30, 2008 (€ 2 million interest gain for the six months ended June 30, 2007).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2008, assets and liabilities which have been classified as held for sale in the Group balance sheet and presented separately from other assets correspond to:

•

assets and liabilities attributable to the discontinued operations and not yet sold as of June 30, 2008, and

•

minor activities that are in the process of being sold as of June 30, 2008.

The major classes of assets and liabilities comprising the activities classified as held for sale are as follows:

(€ in millions)	Six months ended June 30, 2008			Year ended December 31, 2007
	Technology	Systems	Total	AVA
Tangible and intangible assets	10	4	14	-
Other assets	1	-	1	-
Inventories	8	14	22	1
Trade receivable and other receivables	2	-	2	-
Total - Assets classified as held for sale	21	18	39	1

Restructuring and other provisions	1	6	7	-
Borrowings	3	-	3	-
Trade and other payables	5	-	5	1
Total - Liabilities classified as held for sale	9	6	15	1

11

 PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At December 31, 2007
Cost	20	162	1,215	199	1,596
Accumulated depreciation	(5)	(75)	(717)	(106)	(903)
Net amount	15	87	498	93	693

Six months ended June 30, 2008
Opening net amount at January 1, 2008	15	87	498	93	693
Exchange differences	-	(3)	(23)	(6)	(32)
Additions	-	-	52	35	87
Disposals	-	(1)	-	-	(1)
Depreciation charge	-	(3)	(70)	(9)	(82)
Impairment loss	-	-	(5)	(2)	(7)
Reclassification as held for sale	-	(4)	(10)	-	(14)
Other	-	(3)	(5)	(4)	(12)
Closing net amount at June 30, 2008	15	73	437	107	632

At June 30, 2008
Cost	19	137	1,176	208	1,540
Accumulated depreciation	(4)	(64)	(739)	(101)	(908)
Net amount	15	73	437	107	632
(1) Includes tangible assets in progress.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12

GOODWILL AND OTHER INTANGIBLE ASSETS

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2007
Cost	473	576	563	1,612	1,650
Accumulated amortization and impairment	(144)	(215)	(315)	(674)	(5)
Net amount	329	361	248	938	1,645

Six months ended June 30, 2008
Opening net amount at January 1, 2008	329	361	248	938	1,645
Exchange differences	(18)	(21)	(6)	(45)	(75)
Acquisition of subsidiary	-	-	-	-	-
Additions	4	-	43	47	-
Amortization charge	(8)	(22)	(41)	(71)	-
Impairment loss	-	-	(20)	(20)	-
Other	(8)	-	5	(3)	-
Closing net amount at June 30, 2008	299	318	229	846	1,570

At June 30, 2008
Cost	443	541	501	1,485	1,575
Accumulated amortization and impairment	(144)	(223)	(272)	(639)	(5)
Net amount	299	318	229	846	1,570
(1) Includes capitalized development projects, software acquired or developed and acquired technologies on a stand alone basis or as part of a business combination.

In 2007 and for the six months ended June 30, 2008, no goodwill impairment has been recognized.

13

INVESTMENTS AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

(€ in millions)	Listed securities	Unlisted securities (1)	Total
At December 31, 2007	377	20	397
Disposals (2)	(6)	(2)	(8)
Fair value adjustment (3)	(270)	-	(270)
Foreign exchanges differences	(2)	2	-
At June 30, 2008 (4)	99	20	119

(1)

This caption includes minority positions in unquoted companies strategic to the Group.

(2)

Total cash received from these disposals amounts to € 5 million for the sale of TCL shares and € 2 million for the sale of Personal Path System Inc shares.

(3)

This caption includes € (247) million of fair value adjustments recorded directly in equity related to Videocon securities and € (23) million related to the Videocon securities sold with the 2007 forward sale. The latter amount is offset by the change in value of the derivative (see Note 17).

(4)

As of June 30, 2008, the amount of available-for-sale financial assets consists mainly of 25,980,480 Videocon securities (initial purchase price amounting to € 215 million), out of which 2,250,000 were sold with a forward sale maturing in October 2008.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14

INVENTORIES

(€ in millions)	Six months ended June 30, 2008	Year ended December 31, 2007
Raw materials	96	109
Work in progress	41	33
Finished goods and purchased goods for resale	203	235
Gross Value	340	377
Less: valuation allowance	(30)	(45)
Total	310	332

15

CASH AND CASH EQUIVALENTS

(€ in millions)	Six months ended June 30, 2008	Year ended December 31, 2007
Cash	255	283
Cash equivalents	410	289
Total (1)	665	572
(1) Including deposits of € 49 million at June 30, 2008 and € 53 million at December 31, 2007 by TCE Television Taiwan which guarantee loans to Thomson for the same amounts.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16

SHAREHOLDERS’ EQUITY

(a) Consolidated statements of changes in equity

	Attributable to equity holders of the Group								Minority interests	Total equity
(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2007	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variations for the six months ended June 30, 2007
Total income and expense recognized in equity	-	-	-	-	45	-	(18)	27	-	27
Loss for the period	-	-	-	-	-	(20)	-	(20)	-	(20)
Total recognized income and expense for the period	-	-	-	-	45	(20)	(18)	7	-	7
Distribution of additional paid in capital	-	-	(88)	-	-	-	-	(88)	-	(88)
Dividend payable on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Treasury shares sold (net)	-	(1)	-	-	-	-	-	(1)	-	(1)
Cancellation of shares (2,500,000 shares)	(9)	47	(38)	-	-	-	-	-	-	-
Share based payment to employees	-	-	-	-	6	-	-	6	-	6
Other	-	-	1	-		-	-	1	-	1
Balance at June 30, 2007	1,018	(179)	1,561	500	115	(935)	(72)	2,008	7	2,015
Variations for the six months ended December 31, 2007
Total income and expense recognized in equity	-	-	-	-	164	-	(130)	34	3	37
Loss for the period	-	-	-	-	-	(3)	-	(3)		(3)
Total recognized income and expense for the period	-	-	-	-	164	(3)	(130)	31	3	34
Deferred taxes on dividend payable on subordinated perpetual notes	-	-	-	-	-	7	-	7	-	7
Treasury shares sold (net)	-	(6)	-	-	-	-	-	(6)	-	(6)
Deferred taxes on treasury shares sold	-	4	-	-	-	-	-	4	-	4
Cancellation of shares (1,481,268 shares)	(6)	27	(21)	-	-	-	-	-	-	-
Share based payment to employees	-	-	-	-	3	-	-	3	-	3
Other	-	-	(1)	-	-	(1)	-	(2)		(2)
Balance at December 31, 2007	1,012	(154)	1,539	500	282	(932)	(202)	2,045	10	2,055
Variations for the six months ended June 30, 2008
Total income and expense recognized in equity	-	-	-	-	(232)	-	(88)	(320)	(6)	(326)
Loss for the period	-	-	-	-		(182)		(182)	-	(182)
Total recognized income and expense for the period	-	-	-	-	(232)	(182)	(88)	(502)	(6)	(508)
Treasury shares (1)		(5)						(5)		(5)
Share based payment to employees (Note 21)	-	-	-	-	1	-	-	1	-	1
Other	-	-	-	-	-	(2)	-	(2)	-	(2)
Balance at June 30, 2008	1,012	(159)	1,539	500	51	(1,116)	(290)	1,537	4	1,541
(1) Initially to be transferred as part of the consideration to be paid for Inventel acquisition. This amount was finally paid through a cash payment.

(b) Share capital

June 30, 2008
Outstanding number of shares	269,890,028
Nominal value in euros	3.75
Thomson share capital in euros	1,012,087,605

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(c) Treasury shares

	June 30, 2008	December 31, 2007
Number of Treasury shares at opening	6,945,182	12,644,453
Movements of the period
Net purchased and sold in the period (1)	4,715	625,285
Delivered (2)	-	(2,343,288)
Cancelled	-	(3,981,268)
Number of Treasury shares held at closing	6,949,897	6,945,182
Shares sold but not yet delivered (Inventel)	-	(385,467)
Number of treasury shares held adjusted with shares to be delivered	6,949,897	6,559,715
Treasury stock at cost in euros	158,844,539	158,485,954

(1)

The purchases and sales of Thomson shares are made in the framework of a liquidity contract put in place in April 2007.

(2)

In 2007, 2,343,288 shares were delivered out of which 1,487,524 shares as part of the consideration paid for Cirpack and 826,779 for Inventel.

(d) Dividends and distributions

Following the resolution not to propose a distribution for the financial year ended December 31, 2007 which was approved at the shareholder’s meeting convened on May 22, 2008 chaired by the new Chairman, Francois de Carbonnel, no dividend was paid in 2008.

This decision taken by the Shareholder’s meeting does not imply non-payment of the next coupon on the €500 million Subordinated perpetual notes, such decision being due in September 2008.

(e) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At December 31, 2006 € 2 million in losses on hedging instruments was recognized in equity. During 2007, of the result on hedging instruments recognized in equity at December 31, 2006 € 4 million in losses was recognized in statement of operations as the underlying hedged amounts were realized. At December 31, 2007 € 4 million in gains on hedging instruments was recognized in equity. During 2008, of the result on hedging instruments recognized in equity at December 31, 2007 € 10 million in losses was recognized in statement of operation as the underlying hedged amounts were realized. At June 30, 2008 € 1 million in loss on hedging instruments was recognized in equity.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17

DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below.  Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value is determined by independent financial institutions.  The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

(€ in millions)	June 30, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	7	-	7
Interest-rate swaps – fair value hedges (1)	15	5	16	4
Equity options (Silver Lake bond conversion option)	-	-	-	-
Total non-current	15	12	16	11
Forward foreign exchange contracts - cash flow and fair value hedges	7	15	9	10
Forward foreign exchange contracts - not designated as hedges (2)	2	2	3	8
Currency options - not designated as hedges (3)	-	12	5	4
Derivative (Videocon forward sale) (see Note 13)	10	-	-	13
Other (3)	-	5	-	-

Total current	19	34	17	35
Total	34	46	33	46

(1)

The notional principal amount of the outstanding interest rate swap contracts at June 30, 2008 was € 760 million (December 31, 2007: € 817 million) all of which were long term. At June 30, 2008, the fixed interest rates vary from 4.13% to 6.47% (at December 31, 2007, 4.13% to 6.47%) and the floating rates are based on US$-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked-to-market and the foreign exchange gain or loss is taken in income.

(3)

Derivative operations covering currency flows but not qualifying as hedges under IFRS

.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked-to-market carrying values shown in the table above, that is, € 34 million at June 30, 2008 and € 33 million at December 31, 2007.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18

BORROWINGS

18.1

Analysis by nature

(€ in millions)	June 30, 2008	December 31, 2007
Debt due to financial institutions	1,575	1,359
Convertible/exchangeable bond (March 2002)	-	13
Convertible/exchangeable bond (September 2004)	299	323
Bank overdrafts	59	69
Other financial debt	34	50
Accrued interest	13	9
Total	1,980	1,823
Total non-current	939	1,078
Total current	1,041	745

18.2

Main features of the Group's borrowings

(a) Maturity

(€ in millions)	June 30, 2008	December 31, 2007
Total current debt (less than one year) (1)	1,041	745
Between 1 and 3 years	215	160
Between 3 and 5 years	182	214
Over 5 years	542	704
Total non-current debt	939	1,078
Total debt	1,980	1,823

(1)

The convertible/exchangeable bond issued to Silver Lake Partners LLC (€ 299 million at June 30, 2008) has a maturity of September 16, 2010 and is shown above as being a current debt as the investor has a put from September 16, 2008. The investor has not informed Thomson of its intention regarding the put.

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating.

(€ in millions)	Amounts at June 30, 2008 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,299	433	248	1,980
Effect of interest rate swaps	507	(373)	(134)	-
Net	1,806	60	114	1,980

(c) Effective interest rates at period end

	June 30, 2008	December 31, 2007
All borrowings (including impact of interest rate swaps)	4.57%	5.00%
Of which convertible bonds:	5.70%	5.77%

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(d) Analysis of borrowing by currency

(€ in millions)	June 30, 2008	December 31, 2007
Euro	892	591
US Dollar	981	1,102
Other currencies	107	130
Total debt	1,980	1,823

(e) Undrawn credit lines

(€ in millions)	June 30, 2008	December 31, 2007
Undrawn, committed lines, expiring in greater than one year	1,225	1,650
Undrawn, uncommitted lines (1)	397	698

(1)

The amount shown is the full credit line amount less borrowings only; the uncommitted lines were also used for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.).

The Group has a € 1.75 billion committed facility, maturing in June 2010/2011/2012, of which € 525 million was drawn at June 30, 2008; it also serves as back-up to the Group’s French commercial paper program which had an outstanding amount of € 2 million at June 30, 2008.

(f) Financial covenants

Thomson’s financing agreements related to its senior notes issued privately to institutional investors in a total amount of € 961 million have covenants pertaining to the Group’s consolidated financial situation. These financings are subject to two financial covenants:  (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to adjusted net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. As of June 30, 2008, the interest coverage ratio was 3.7 and the net debt to net worth ratio was 0.85 and therefore Thomson complies with both of these covenants.

19

RETIREMENT BENEFITS OBLIGATIONS

19.1

Summary of the benefits in balance sheet

(€ in millions)	Pension plan benefits	Medical post-retirement benefits	Total
Opening provision	365	38	403 (*)
Net Periodic Pension Cost	15	1	16
Benefits paid and contributions	(25)	(4)	(29)
Actuarial (gains) losses recognized in SORIE	(11)	(1)	(12)
Effect of curtailment	-	-	-
Currency translation adjustments and other	(3)	(2)	(5)
Reclassification as held for sale (see Note 10)	(7)	-	(7)
Closing provision at June 30, 2008	334	32	366 (*)
(*) Out of which current portion amounts to respectively € 49 million and € 51 million for June 30, 2008 and for December 31, 2007.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.2

Elements of the statement of operations

Total expense for pensions and other benefits for the six months ended June 30, 2008 and 2007 is detailed as follows:

(€ in millions)	Pension plan benefits		Medical post-retirement benefits		Total
	Six months ended		Six months ended		Six months ended
	June 2008	June 2007	June 2008	June 2007	June 2008	June 2007
Service cost	7	9	-	-	7	9
Financial component of benefits (1)	14	14	1	4	15	18
Expected return on plan assets (1)	(5)	(6)	-	-	(5)	(6)
Effect of curtailment (2)	-	-	-	(49)	-	(49)
Amortization of prior service costs	(1)	-	-	-	(1)	-
Total Net Periodic Pension Cost	15	17	1	(45)	16	(28)

(1)

Of which respectively € 9 million and € 11 million net, are posted for the periods ended June 30, 2008 and 2007 presented in Profit from continuing operations (in Net Finance costs).

(2)

On June 2007, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees which follows a first similar curtailment in October 2006. These plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years olds and (iii) eliminated retiree life insurance for active employees. These plan changes have been accounted for as a curtailment. The net resulting gain of the medical plan changes amounts to € 49 million and is mainly related to the ex-TV business and as such mostly credited to the Other segment.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

20

PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES

20.1

Restructuring provisions

(€ in millions)	Restructuring provisions
Opening provisions	100
Current period additional provision (1)	96
Release of provision (1)	(3)
Usage during the period	(54)
Other movements (2)	(27)
Closing provisions at June 30, 2008	112
Of which current	88
Of which non-current	24

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)

Restructuring expenses, net of release, have been posted as follows in the condensed interim consolidated statements of operations:

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
Continuing operations:
Termination costs	(36)	(59)
Impairment of assets	(10)	(1)
Total	(46)	(60)

Discontinued operations:
Termination costs	(29)	(8)
Impairment of assets	(18)	-
Total	(47)	(8)

Total restructuring expenses	(93)	(68)
(2) Write-downs are reclassified against related assets. The impact of this reclassification as of June 30, 2008 amounts to € (28) million.

20.2

Other provisions

(€ in millions)	Warranty	Other	Total (1)

At December 31, 2007	51	88	139
Current period additional provision	16	15	31
Release of provision	(1)	(11)	(12)
Usage during the period	(21)	(8)	(29)
Currency translation adjustments and other	(1)	(14)	(15)
At June 30, 2008	44	70	114

(1)

Split of total provisions between non-current and current:

- as of June 30, 2008, € 32 million classified as non-current and € 82 million as current.

- as of December 31, 2007, € 50 million classified as non-current and € 89 million as current.

21

SHARE BASED PAYMENTS

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model. The inputs into the model were the same as those used as of December 31, 2007.

Movements of the period

On March 29, 2005, Thomson acquired 100% of Inventel. In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of € 20.72 per share depending on retention conditions and vested 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). The options vested on July 1, 2007 were not exercised. These 880,000 options are cancelled as of June 30, 2008.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impacts on the financial statements

The compensation expenses charged to income during the period for the services received over the period are the following:

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007

Employees subscription options plans	(1) (*)	(6)
Retention plans	-	-
Total	(1)	(6)
(*) Includes a profit amounting to € 3 million related to some members of the executive committee who left the Group during 2008.

The counterpart of this expense has been credited to equity.

22

EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders is as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2007
Numerator: Adjusted profit from continuing operations attributable to ordinary shareholders (€ in millions) (1)	(109)	55

Denominator (weighted shares in thousands):	262,940	288,531
Of which
SLP convertible bond (September 2004)	(**)	24,562
Cirpack and Inventel options (weighted)	-	1,516
Other stock options (*)	-	71

(*)

Some stock options plans are not considered as dilutive instruments as of June 30, 2008 and December 31, 2007 but could become dilutive depending on the share price level of the Group

(**)

As of June 30, 2008 the Silver Lake convertible bond is antidilutive.

(1)

Profit from continuing operations is adjusted by the following items:

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
Profit from continuing operations	(109)	71
Profit from continuing operations attributable to ordinary shareholders	(109)	71
Dividend payable on subordinated notes (net of tax) (1)	-	(9)
Profit from continuing operations attributable to ordinary shareholders for basic earnings per share calculation	(109)	62
Cancellation of the fair value (gain) / loss on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	-	(7)
Adjusted profit from continuing operations attributable to ordinary shareholders for diluted earnings per share calculation	(109)	(55)
(1) For June 30, 2008 no dividend is included in the computation because Thomson has no present payment obligation at the closing date.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23

ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Acquisition of subsidiaries, associates and investments

(€ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007
ITV	-	(7)
Paprikaas	-	(4)
NOB	-	(6)
Inventel (deferred payment)	(5)	-
Other	(9)	(5)
Acquisition of investments	(14)	(22)
Less cash position of companies acquired	-	1
Acquisition of investments, net	(14)	(21)

(b) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. As of June 30, 2008, Thomson sold without recourse trade receivables in its continuing operations for an amount of € 278 million (€ 273 million as of December 31, 2007 and € 219 million as of June 30, 2007). Additionally, Thomson sold its Research tax credit on qualified expenses for € 18 million as of June 30, 2008 (none in 2007).

(c) Net cash used in discontinued operations

In the six months ended June 30, 2008, the cash outflow related to discontinued operations amounts to € 127 million (of which € 114 million of operating cash outflow).

In the six months ended June 30, 2007, the cash outflow related to discontinued operations amounts to € 116 million (€ 138 million of operating cash outflow partially compensated by investing (€ 20 million) and financing (€ 2 million) cash inflows (cf. below).

As mentioned in Note 4, Thomson sold in 2007 to Audiovox Corporation its U.S. Accessories business for an amount of US$ 59 million based on net assets and working capital at this date, which corresponds to € 44 million (at the date of payment).

In 2007 the cash outflows related to discontinued operations amount to € 179 million (including € 57 million of investing cash inflow received from the disposals of Audio Video and Accessories business).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of June 30, 2008 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the play-out activity within Network Services and long-term contracts related to the Broadcast activity are not included in this table.

In the normal course of its activity, the Services Division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

Unconditional and conditional Future payments		Amount of commitments by maturity
(€ in millions)	June 30, 2008	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On balance sheet obligations:
Financial debt excluding finance leases (1)	1,959	1,038	212	177	532
Finance leases (2)	21	3	3	5	10
Payables on acquisition and disposal of companies	-	-	-	-	-
Off balance sheet obligations:
Operating leases (3)	386	91	131	79	85
Purchase obligations (4)	191	145	32	14	-
Other unconditional future payments (5)	18	5	7	3	3

Total Unconditional future payments (*)	2,575	1,282	385	278	630

Conditional future payments
Off balance sheet obligations:
Guarantees given (6)	43	22	9	-	12
Standby letters of credit (7)	29	29	-	-	-
Other conditional future payments	38	13	18	5	2

Total Conditional future payments (*)	110	64	27	5	14

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2007 amounted respectively to € 2,475 million and € 143 million on continuing operations and as of June 30, 2007 amounted respectively to € 2,990 million and € 217 million on continuing operations.

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services Division (€ 12 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for € 70 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for € 79 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)

These guarantees comprise:

•

Guarantees given for disposal of assets for € 14 million.

•

Guarantees for customs duties and legal court proceedings for € 21 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

•

Various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favour of US employer insurance companies for € 17 million.

Additional information:

•

Guarantees and commitments received amount to € 192 million as of June 30, 2008. This amount is mainly related to the royalties from licensees within the Technology Division.

•

The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to respectively € 7 million and to € 13 million as of June 30, 2008.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

•

Forward exchange contracts and swaps: for their related cash inflow and outflow amounts,

•

For options: for their related cash inflows and outflows if exercised,

•

Metals hedging contracts (cash settled): for the underlying notional amount,

•

Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	June 30, 2008
Currency swaps	994
Forward exchange contracts	345
Interest rate swaps	760
Metals hedging contracts	7
Foreign exchange options	334
Total commitments given	2,440

Currency swaps	992
Forward exchange contracts	339
Interest rate swaps	760
Metals hedging contracts	7
Foreign exchange options	314
Total commitments received	2,412

Operating leases

Commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	June 30, 2008 (1)
Minimum future lease payments	386
Future lease payments commitments received (2)	(15)
Net value of future lease commitments	371
(1) Minimum operating lease payments shown are not discounted. (2) Includes mainly operating lease payments from customers of our Network Services activities within the Services Division.

On April 22, 2008, Thomson signed a commitment for a new operating lease for its headquarters  in France that will be available in October 2009 in Issy les Moulineaux near Paris. The lease cost (€ 8.8 million per year) is comparable to the present lease in Boulogne and is for duration of 9 years from October 2009. If between now and the anticipated moving date (October 2009), Thomson decides finally not to move to this new location, the  lease gives Thomson the possibility to substitute a lessee of its choice (as defined in the contract) without any further legal commitment. Because the lease is legally cancellable at any time until the moving date, no minimum lease payment is included in the table above.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25

CONTINGENCIES

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and it can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A. ("Videocolor"), which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4 million and (ii) tax penalties amounting to € 4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004. The judgment published on November 20, 2006, was partially positive for Videocolor, as the court confirmed an assessment amounting to € 2 million, including penalties. The company is currently checking the possibility to appeal the sentence before the Supreme Court, as this assessment is not based on the OECD principle on transfer prices.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3 million and € 2 million, respectively and (ii) tax penalties amounting to € 3 million and € 2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision, on December 12, 2005 before the court of Latina, and Videocolor S.p.A. challenged this appeal on February 10, 2006.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 0.1 million and (ii) penalties amounting to € 0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

On a global basis, if the 1995 assessment as per the November 20, 2006 decision is applied to the whole period 1995 to 1998, the maximum risk, including penalties, would amount to € 2 million.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

MSI

On May 24, 2006, the “Guardia di Finanza” concluded global tax verification on Thomson Multimedia Sales Italy (now called MSI) related to 2003 and issued a report challenging (i) some deductions, (ii) the tax benefits of a legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2003-2005, Thomson Multimedia Sales Europe (a French entity) had a permanent establishment in Italy. The local Tax Agency, responsible for assessments, has not still issued any document.

In order to review the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31, 2007 did not include any assessment on this legal entities reorganization.

Thomson is convinced of its substantially regular and correct postings and procedures.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Camcorders imported into France

French Customs Authorities, in May 2007, gave notice to Thomson Sales Europe SAS (TSE) of an assessment on the imports of camcorders between June 1999 & October 2002, by which they claim retroactively duties for an amount of € 2 million on the basis of an alleged wrong classification.

Thomson is firmly convinced that it has correctly declared and paid the duties on the camcorders, especially knowing it holds favourable Binding Tariff Information delivered by French Customs in 2000. TSE will appeal the assessment in July 2008.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals.  On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue.  As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings.  Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit.  Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing.  In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field.  A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007.  On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit.  Trial on the remaining patent is expected to occur in the 4th quarter of  2008. On May 23, 2008, Thomson filed suit in the Hamilton County, Indiana Superior Court against Gemstar – TV Guide International and Gemstar Development Corporation seeking a court declaration that the Gemstar entities owe Thomson defense and indemnity in the Superguide litigation, together with compensatory and punitive damages and attorney's fees.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission. Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, accordingly strongly disputes the grounds of these re-assessments and booked the appropriate postings.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 50 million at June 30, 2008 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992.  On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association.  The parties have subsequently filed a number of briefs addressing procedural and substantive issues and the Court has scheduled oral debate in the case on August 29, 2008.  The plaintiff has joined Thomson S.A., Thomson Inc., TCE Bermuda, and General Electric Company as defendants.  It is unclear how the addition of the defendants will impact the progress of the case.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO issued final office actions on all seven patents rejecting almost all of the claims being asserted against Thomson in the litigation as unpatentable. Subsequently, on October 2, 2007 the USPTO issued a notice of intent to issue a re-examination certificate allowing the amended claims of one patent (U.S. Patent Number 5,233,654 (the “‘654 Patent”) thereby modifying its initial favourable office action with respect to the ‘654 Patent only.  On October 31, 2007, Pegasus and PMC filed a motion with the Delaware District Court seeking limited relief from the May 2003 stay in order to prevent Pegasus and PMC to seek a preliminary injunction with respect to the ‘654 Patent which motion has been denied by the Court. With respect to the remaining six patents, Pegasus and PMC have initiated and continue to prosecute appeals of the USPTO’s final favourable office actions before the Board of Patent Appeals and Interferences (“BPAI”).    On June 30, 2008, the BPAI issued a decision affirming the USPTO’s rejection of claims with respect to two of the six patents on appeal, U.S. Patents 4,704,725 and 4,694,490.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principle settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the U.S. District Court for the District of Delaware.  Each suit alleges that defendants Fox and NBC infringe U.S. Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by its transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard.  Both Fox and NBC have subsequently demanded that Thomson defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a company which Thomson acquired in December 2005.  While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case.  The cases are scheduled for trial in October 2009 and are being vigorously defended.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses. On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EC”) also relating to the CRT industry. In addition, class action law suits asserting private antitrust claims have been filed against Thomson on January 28, 2008 and subsequently (and other companies currently or formerly in the CRT industry) in the United States and have been or will be consolidated in the Northern District of California. Thomson sold its CPT business in 2005 and never had activity in the CDT business. The Company is taking measures it considers appropriate to respond to the subpoena and the EC request. Thomson has commenced an investigation, with the assistance of external legal counsel, to determine whether conduct involving its former CPT business could have infringed Article 81 of the EC Treaty or Section 1 of the Sherman Act. Thomson’s investigation is on-going and it is too early at the present time to assess the extent of any liability that Thomson may incur in consequence of these investigations or the class action law suits.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation  affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety, health and environmental laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26

RELATED PARTY TRANSACTIONS

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	June 30, 2008
Balance sheet items
Trade receivables
- France Telecom and its subsidiaries	4
- Microsoft Corporation and its subsidiaries	1

Trade payables
- France Telecom and its subsidiaries	2
- Microsoft Corporation and its subsidiaries	1
- ST Microelectronics	2

Financial debt and liability
- Silver Lake Partners (nominal amount) (1)	316

Statement of operations items
Revenues
- France Telecom and its subsidiaries	76
- Microsoft Corporation and its subsidiaries	10

Expenses
- France Telecom and its subsidiaries	(10)
- Microsoft Corporation and its subsidiaries	(8)
- ST Microelectronics	(22)

Net finance costs
- Silver Lake Partners (1)	(8)

(1)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC.  As of June 30, 2008, Thomson has a financial debt toward SLP amounting to € 316 million (US$ 500 million), (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 299 million as of June 30, 2008 (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to nil as of June 30, 2008. Change in fair value of the derivative instrument is charged to finance costs of the Group. For the period ended June 30, 2008, Thomson incurred financial expenses in an amount of € 8 million (including € 5 million for first half-year coupon) and other operating expenses in an amount of € 1 million toward SLP.

Other transactions with related parties in 2008

On December 2007, Thomson, France Telecom and Sagem formed Soft At Home to develop a standard for the networking of the home media equipments, a joint venture in which Thomson acquired 20% for a initial consideration of € 7 thousand further followed by a € 2 million capital increase in 2008. Since Thomson exercises a significant influence over this subsidiary, Soft At Home is consolidated under the equity method by the Group.

27

SUBSEQUENT EVENTS

On June 26, 2008, Thomson and NXP signed an agreement in order to form a joint-venture in the Tuner activity, of which Thomson holds 45% and NXP 55%. The transaction is subject to governmental and administrative authorization and is expected to be closed during the third quarter of 2008. Thomson contributes to the joint-venture its industrial Tuner assets mainly located in Batam (Indonesia) as well as its R&D centers located mainly in Germany and Singapore. Thomson will not have control nor joint control of this entity. The tuner activity was part the Thomson Silicon Solutions which has been discontinued during the first half of 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer